

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2011

Via E-mail

Mr. David Christie
President and CEO
Dane Exploration Inc.
c/o Empire Stock Transfer
1859 Whitney Mesa Drive
Henderson, NV 89014

   Re: Dane Exploration Inc.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed July 21, 2011
     File No. 333-172450

Dear Mr. Christie:

   We have reviewed your amendment, and your letter dated July 21, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Directors, Executive Officers, Promoters and Control Persons, page 77

1. We note your statement at page 77 that "Mr. Christie also presently holds the position of Manager at KYC Management Inc, a financial consulting firm." Please revise to specify when he began to serve in that capacity.

Other Expenses of Issuance and Distribution, page 85

2.	We note that you have not listed legal fees and accounting fees incurred in connection with this offering, even though Madsen & Associates CPA's, Inc. audited your financial statements and Michael J. Morrison rendered an opinion as to the legality of the shares being registered. Please revise your table at page 85 to include estimates of their fees, or tell us why you believe such disclosure is unnecessary. Refer to Item 511 of Regulation S-K.

Exhibits

3.	We note your disclosure at page 25 that you have an agreement with Mr. S.G. Diakow to provide geological consulting services and to act as your exploration site manager. Please file a copy of this agreement as an exhibit to your registration statement, and briefly describe the principal terms of the agreement, including the duration and any agreed-upon remuneration. Refer to Item 601(b)(10) of Regulation S-K.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

	You may contact John Cannarella at (202) 551-3337 or Mark Shannon at (202) 551-3299, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter at (202) 551-3317, or in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director